Michael Page

INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

02 DEC 19 AM 12:27

11 December 2002 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

02060632

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholders notification – Capital Group Companies
2. Substantial shareholders notification – Harris Associates
3. Substantial shareholders notification – Fidelity International Limited
4. Pre close Period Trading Update

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	07:05 10 Dec 2002
Number	8680E

RNS Number:8680E
Michael Page International PLC
9 December 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES INC. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

3,587,229

8) (0.99%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

5.12.02

11) Date company informed

9.12.02

12) Total holding following this notification

28,980,928

13) Total percentage holding of issued class following this notification

7.97%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....9/12/2002................

Letter to: Michael Page International plc - dated 5 December 2002

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (363,662,592 shares outstanding)

Number of shares in which the Companies have an interest:

28,980,928

Name(s) of registered holder(s):

See Schedule B

Letter from Capital Group Companies, Inc.

As of 5 December 2002

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	28,980,928	7.97%
Holdings by CG Management Companies and Funds:		
* Capital Guardian Trust Company	8,467,786.00	2.33%

* Capital International Limited	5,427,939.00	1.49%
* Capital International S.A.	4,148,553.00	1.14%
* Capital International, Inc.	297,200.00	0.08%
* Capital Research and Management Company	10,639,450.00	2.93%

Schedule A

Schedule of holdings in Michael Page International plc
As of 5 December 2002

Capital Guardian Trust Company

Registered Name		Local Shares
Bank of New York Nominees		60,300
Chase Nominees Limited		6,484,500
Midland Bank plc		436,500
Citibank London		124,300
Nortrust Nominees		1,314,000
Mellon Nominees (UK) Limited		48,186
	TOTAL	8,467,786

Schedule B

Capital International Limited

Registered Name	Local Shares
Lloyds Bank	32,400
Citibank NA	17,700
Deutsche Bank AG	191,900
HSBC Bank plc	101,900
Nortrust Nominees	1,159,359
KAS UK	60,500
Chase Nominees Limited	1,216,320
Mellon Bank N.A.	167,500
Morgan Guaranty	167,900
Citibank London	14,900
Barclays Bank	256,000

Midland Bank plc		274,800
Bank of New York Nominees		1,470,560
State Street Nominees Limited		81,900
Clydesdale Bank plc		4,800
Bankers Trust		209,700
	TOTAL	5,427,939

Schedule B

Capital International S.A.

Registered Name		Local Shares
Nortrust Nominees		11,100
Deutsche Bank AG		348,381
Citibank NA		54,800
Lloyds Bank		40,500
National Westminster Bank		120,700
J.P. Morgan		141,000
MSS Nominees Limited		47,800
Morgan Stanley		12,600
Barclays Bank		20,500
Midland Bank plc		104,600
Credit Suisse London Branch		86,900
Chase Nominees Limited		1,053,672
Bank of New York Nominees		66,900
Royal Bank of Scotland		2,039,100
	TOTAL	4,148,553

Schedule B

Capital International, Inc.

Registered Name		Local Shares
HSBC Bank plc		104,500
Nortrust Nominees		192,700
	TOTAL	297,200

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		3,610,000
Chase Nominees Limited		7,029,450
	TOTAL	10,639,450

Schedule B

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:56 10 Dec 2002
Number	9052E

RNS Number:9052E
Michael Page International PLC
10 December 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P.
AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

785,200

6) (0.22%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

5/12/02

11) Date company informed

10/12/02

12) Total holding following this notification

48,069,100

13) Total percentage holding of issued class following this notification

13.22%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM - 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 10/12/2002.................

Letter to: Michael Page International plc

Dated: December 9, 2002

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International plc. Following a purchase of 785,200 shares on December 5, 2002, accounts managed by Harris Associates L.P. became the beneficial owners of 48,069,100 shares of Michael Page. This represents 13.22% of the company and an increase of 1.16% from our last substantial shareholder filing dated November 12, 2002. The following is a breakdown as of December 5, 2002:

Account Name	Shares Owned	% of Company
Oakmark International Fund	24,470,600	6.73%
Oakmark Global Fund	4,786,500	1.32%
CDC Nvest Star Int'l	474,500	0.13%
Asahi Global Fund	2,181,500	0.60%
Hillview International Fund	218,000	0.06%
Harris Int'l LP	5,303,200	1.46%
Metlife Concentrated Int'l	1,440,800	0.40%
CDC Oakmark Global Fund	366,900	0.10%
MMIF Overseas	729,800	0.20%
BMG Foundation	3,257,300	0.90%
Ohio PERS	440,900	0.12%
Schwab Int'l MarketMasters Fund	1,295.600	0.36%
Wake Forest	518,400	0.14%
Kauffman	1,598,800	0.44%
Raytheon Master Pension Trust	238,500	0.07%
Bolse Cascade	412,800	0.11%
AGF Harmony Fund	335,000	0.09%
	48,069,100	13.22%

Percentages are based on 363,662,799 outstanding shares. All holdings of Michael Page International are for investment purposes only.

Letter from Harris Associates L.P.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:25 11 Dec 2002
Number	9791E

RNS Number:9791E
Michael Page International PLC
11 December 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

1,354,500

6) (0.37%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

6/12/02

11) Date company informed

11/12/02

12) Total holding following this notification

11,967,574

13) Total percentage holding of issued class following this notification

3.29%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......11/12/2002......

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: Michael Page International Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	4,203,751	FISL	Clydesdale Bank (Head Office) Nominees Limited
	257,549	FIL	Chase Nominees Ltd
	7,506,274	FIL	HSBC Client Holdings Nominee (UK) Limited

TOTAL ORDINARY SHARES: 11,967,574

CURRENT OWNERSHIP PERCENTAGE: 3.29%

SHARES IN ISSUE: 363,912,800

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Company	Michael Page International PLC
TIDM	MPI
Headline	Re. Trading Update
Released	07:00 9 Dec 2002
Number	7989E

9 December 2002

Pre Close Period Trading Update

Michael Page International plc, the professional recruitment consultancy, confirms that it remains on track to meet the current consensus of analysts' earnings estimates for the year ending 31 December 2002. The Company will be meeting with analysts and investors this week to provide a trading update ahead of the close period preceding its preliminary results announcement.

As announced in October, revenues going into the final quarter softened against a backdrop of weakening business confidence in the UK and Continental Europe and this trend has continued during the period. Revenues for the quarter are now anticipated to be between £42.5m and £44m. The Company continues to pay close attention to its cost base.

Commenting, Terry Benson, Chief Executive of Michael Page, said:

"The strength of the Michael Page brand and a tight control of costs are enabling us to trade relatively well in difficult market conditions. While we are preparing for a continuation of the same challenging environment during 2003, we remain committed to maintaining our market presence, making sensible investments in new business opportunities and technology whilst at the same time continuing to control costs."

Contacts:

Michael Page International plc		
Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Finance Director	020 7269 2205
Financial Dynamics		
David Yates/Richard Mountain		020 7831 3113

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